Filed by Akers Biosciences, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: MyMD Pharmaceuticals, Inc.

Commission File No.: 001-36268

Akers Biosciences Announces Shareholder Meeting to Vote on Business Combination with MyMD Pharmaceuticals

BALTIMORE & THOROFARE, N.J.– March 22, 2021– Akers Biosciences, Inc (Nasdaq: AKER), today announced that it has scheduled its general meeting of shareholders (the “Meeting”) to vote on the proposed business combination with MyMD Pharmaceuticals (“MyMD”). The meeting will be held on April 15, 2021 at 10:00 a.m., Eastern Time, and will be “virtual,” meaning that you can participate in the meeting online at www.virtualshareholdermeeting.com/AKER2021SM.

In connection with the Meeting, Akers’ board of directors has fixed the close of business on March 15, 2021 as the record date for the special meeting.

“We believe the strategic combination of Akers with MyMD has the potential to accelerate the commercialization of MyMD’s drug development platform, which has been built over the past seven years,” said Chris Schreiber, Chief Executive Officer of Akers Biosciences, “MYMD-1 is targeting the underlying causes of chronic autoimmune diseases as well as aging itself, and SUPERA-1R–a patent-protected synthetic derivative of cannabidiol (CBD)–targeting numerous key cannabinoid receptors to address pain, anxiety, sleep disorders, and seizures. We look forward to closing the proposed business combination as soon as possible following the Meeting and will update shareholders at that time.”

About MyMD Pharmaceuticals, Inc.

MyMD is a clinical-stage pharmaceutical company committed to extending healthy lifespan by focusing on developing two therapeutic platforms. MYMD-1 is a drug platform based on a clinical-stage small molecule that regulates the immunometabolic system to control TNF-α and other pro-inflammatory cytokines. MYMD-1 is being developed to treat autoimmune diseases, including those currently treated with non-selective TNF-α blocking drugs, and aging and longevity. SUPERA-1R is a drug platform based on a novel (patent pending) synthetic derivative of cannabidiol (CBD) that targets numerous key receptors including CB2 and opioid receptors and inhibits monoamine oxidase. SUPERA-1R is being developed to address the rapidly growing CBD market, that includes FDA approved drugs and CBD products not currently regulated as a drug. For more information, visit www.mymd.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Akers and MyMD, Akers has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Akers and MyMD that also constitutes a prospectus of Akers and the definitive joint proxy statement statement/prospectus will be mailed to shareholders of Akers and MyMD. Akers and MyMD also plan to file other relevant documents with the SEC regarding the proposed transaction. AKERS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AKERS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Akers with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Akers with the SEC by contacting Investor Relations by mail at Akers Biosciences, Inc., Attn: Investor Relations, 1185 Avenue of the Americas, 3rd Floor, New York, New York USA 10036. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Akers and MyMD, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Akers’ directors and executive officers is included in Akers’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2021,. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Akers and MyMD undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to the completion of the merger, including the need for stockholder approval and the satisfaction of closing conditions; the cash balances of the combined company following the closing of the merger; the ability of Akers to remain listed on the Nasdaq Capital Market in connection with the merger; and expected merger-related cash outlays, including the timing and amount of those outlays. Risks and uncertainties related to MyMD that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: the timing of, and MyMD’s ability to, obtain and maintain regulatory approvals for clinical trials of MyMD’s pharmaceutical candidates, the timing and results of MyMD’s planned clinical trials for its pharmaceutical candidates, the amount of funds MyMD requires for its pharmaceutical candidates; increased levels of competition; changes in political, economic or regulatory conditions generally and in the markets in which MyMD operates; MyMD’s ability to retain and attract senior management and other key employees; MyMD’s ability to quickly and effectively respond to new technological developments; MyMD’s ability to protect its trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on MyMD’s proprietary rights; and the impact of the ongoing COVID-19 pandemic on MyMD’s results of operations, business plan and the global economy.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the combination, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement that will be filed with the SEC in connection with the proposed transaction. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of Akers’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this release are based on information available to Akers and MyMD as of the date of this release. Neither Akers nor MyMD undertakes any obligation to update such forward- looking statements to reflect events or circumstances after the date of this release.

Investor Contact:

Brett Mass

646-536-7331

brett@haydenir.com

www.haydenir.com

Media Contact:

Will Johnson

201-465-8019

MYMD@antennagroup.com

www.antennagroup.com